RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

First Quarter Ended March 31, 2006

(Unaudited)

The Company’s auditor has not performed a review of these Interim Consolidated Financial Statements

Amended July 6th, 2006, to reflect adjustment to loss on equity investment in Africo Resources Ltd.

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	March 31	December 31
	Unaudited	Audited
	2006	2005

Assets
Current assets
Cash and cash equivalents	$2,598,036	$2,810,503
Amounts receivable	886,807	927,210
Prepaid expenses	93,769	23,373
	3,578,612	3,761,086

Investments (note 4)	6,102,904	6,546,411
Equipment (note 5)	49,724	51,228
Mineral property costs (note 6)	23,361,761	22,961,644
	$33,093,001	$33,320,369

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$772,258	$519,961

Non-controlling interest	428,237	407,479

Shareholders’ equity
Share capital (note 7(a))	45,840,598	45,610,692
Contributed surplus (note 7(b))	2,631,400	2,623,780
Deficit	(16,579,493)	(15,841,543)
	31,892,505	32,392,929
	$33,093,001	$33,320,369

See accompanying notes to the consolidated financial statements
Continuance of Operations (note 1)
Commitments (Note 9)
Subsequent events (Note 11)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson Director	John R. Brodie, FCA Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31
	2006	2005

Expenses
Amortization	$3,499	$3,922
Consulting	28,290	41,881
Foreign exchange (gain) loss	(55,144)	13,426
General mineral exploration	70,428	10,010
Investor relations	79,499	73,410
Office	42,437	26,599
Professional fees	94,904	43,640
Rent	20,844	19,389
Salaries	172,922	149,303
Stock-based compensation (notes 3 and 7(b))	88,358	983,525
Telephone	4,719	2,751
Re-organization costs (note 2)	61,471	-
Transfer agent and regulatory filing fees	21,856	68,128
Travel and accommodation	4,497	10,048
Write-off of mineral property costs	-	36,315

Loss before other items	(638,580)	(1,482,347)
Interest and miscellaneous income	19,576	34,416
Gain on sale of investments	99,589	116,434
Gain on settlement of debt	14,559	-
Loss on equity investment	(689,736)	(25,000)
Future income tax recovery (note 7(a))	477,400	1,043,943
Allocation of subsidiary’s (income) loss to minority interest	(20,758)	13,090

Net loss for the period	(737,950)	(299,464)
Deficit, beginning of the period	(15,841,543)	(12,197,259)
Deficit, end of the period	$(16,579,493)	$(12,496,723)

Basic and diluted loss per common share	$(0.011)	$(0.005)
Weighted average number of common shares outstanding	66,385,705	56,275,401

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31 March 31ended December 31
	2006	2005
Cash Provided by (Used for):
Operating Activities
Net loss for the period	$(737,950)	$(299,464)
Adjustment for items which do not involve cash:
Amortization	3,499	3,922
Stock-based compensation	88,358	983,525
Write-off of mineral property costs	-	46,325
Gain on sale of investments	(99,589)	(116,434)
Gain on settlement of debt	(14,559)	-
Loss on equity investment	689,736	25,000
Future income tax recovery	(477,400)	(1,043,943)
Allocation of subsidiary’s loss to minority interest	20,758	(13,090)
	(527,147)	(414,159)
Changes in non-cash working capital components:
Prepaid expenses	(70,396)	(48,344)
Amounts receivable	40,403	(409,112)
Accounts payable and accrued liabilities	(44,593)	132,161
	(601,733)	(739,454)
Investing Activities*
Mineral property costs	(788,002)	(3,329,688)
Purchase of equipment	(5,221)	(610)
Purchase of investments	(495,844)	(1,179,025)
Proceeds on sales of investments	362,931	200,558
	(926,136)	(4,308,765)
Financing Activities*
Common shares issued for cash	559,687	2,199,568
Share issue costs	(2,469)	(126,898)
Recovery of property costs incurred	715,503	525,261
Management and administration fees received	42,681	37,467
	1,315,402	2,635,398

Net cash (used) provided during the period	(212,467)	(2,412,821)
Cash and cash equivalents, beginning of the period	2,810,503	6,941,848
Cash and cash equivalents, end of the period	$2,598,036	$4,529,027

During the period, the Company paid and received interest as follows:

Interest received	$ 13,122	$ 25,705
Interest paid	$ -	$ -

Supplemental Disclosure of Non-Cash Investing and Financing Activities - Refer to Note 10.
See accompanying notes to the consolidated financial statements
RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance March 31 2006
CANADA
ONTARIO
RED LAKE MINING DIVISION
McFinley Property
Acquisition and option payments	$3,392,440	$-	$-	$3,392,440
Exploration costs
Geological and geochemical	1,410,683	9,252	-	1,419,935
Drilling	5,675,629	-	-	5,675,629
Geophysical	101,147	-	-	101,147
Travel and accommodation	183,041	-	-	183,041
Other	32,056	-	-	32,056
	10,794,996	9,252	-	10,804,248

Other Red Lake Properties
Acquisition and option payments	473,677	45,750	(34,000)	485,427
Exploration costs
Geological and geochemical	954,813	36,407	(824)	990,396
Drilling	623,119	577,063	(588,087)	612,095
Geophysical	280,310	-	-	280,310
Travel and accommodation	79,663	9,457	-	89,120
Other	35,474	1,237	(8,202)	28,509
Administration fees (earned)	(459,694)	-	(38,225)	(497,919)
	1,987,362	669,914	(669,338)	1,987,938

McCuaig JV Project
Acquisition and option payments	109,940	-	-	109,940
Exploration costs
Geological and geochemical	449,370	-	-	449,370
Drilling	1,144,229	-	-	1,144,229
Geophysical	27,425	-	-	27,425
Travel and accommodation	32,192	-	-	32,192
Other	2,000	3,949	-	5,949
Administration fees (earned)	(27,635)	-	-	(27,635)
	1,737,521	3,949	-	1,741,470

English Royalty Division
Acquisition and option payments	75,000	21,428	(41,226)	55,202
Exploration costs
Geological and geochemical	358,748	-	-	358,748
Travel and accommodation	9,119	-	-	9,119
Other	107	-	-	107
	442,974	21,428	(41,226)	423,176
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)
	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance March 31 2006
NEWFOUNDLAND
GOLD PROPERTIES
Star Track Trend Properties
Acquisition and option payments	$244,242	$-	$-	$244,242
Exploration costs
Geological and geochemical	488,475	11,102	-	499,577
Drilling	124,058	-	-	124,058
Geophysical	482	-	-	482
Travel and accommodation	10,762	29	-	10,791
Other	3,580	-	-	3,580
	871,599	11,131	-	882,730

Golden Promise Trend Properties
Acquisition and option payments	203,338	(2,100)	-	201,238
Exploration costs
Geological and geochemical	404,776	20,386	-	425,162
Drilling	178,459	-	-	178,459
Geophysical	55,329	-	-	55,329
Travel and accommodation	10,749	-	-	10,749
Administration fees (earned)	(190,701)	-	-	(190,701)
	661,950	18,286	-	680,236

Avalon Trend Properties
Acquisition and option payments	68,938	-	-	68,938
Exploration costs
Geological and geochemical	195,805	2,047	(2,080)	195,772
Drilling	-	-	-	-
Travel and accommodation	4,055	-	-	4,055
Administration fees (earned)	(16,451)		-	(16,451)
	252,347	2,047	(2,080)	252,314

Glenwood-Botwood Trend Properties
Acquisition and option payments	675,532	20,260	-	695,792
Exploration costs
Geological and geochemical	1,540,751	114,995	(34,309)	1,621,437
Drilling	666,098	10,097	-	676,195
Geophysical	259,029	6,384	(6,384)	259,029
Travel and accommodation	15,241	2,515	-	17,756
Other	-	3,925	(1,000)	2,925
Administration fees (earned)	(67,724)	-	(2,803)	(70,527)
	3,088,927	158,176	(44,496)	3,202,607

New World Trend Property
Acquisition and option payments	107,540	-	-	107,540
Exploration costs
Geological and geochemical	330,458	3,297	-	333,755
Drilling	2,150	-	-	2,150
Geophysical	-	21,974	-	21,974
Travel and accommodation	1,874	-	-	1,874
	442,022	25,271	-	467,293
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance March 31 2006
NEWFOUNDLAND (continued)
Base Metal Properties
Acquisition and option payments	$49,989	$74,423	$-	$124,412
Exploration costs
Geological and geochemical	369,731	24,198	-	393,929
Drilling	484,898	61,628	-	546,526
Geophysical	82,637	-	-	82,637
Travel and accommodation	21,987	-	-	21,987
Other	225	-	-	225
	1,009,467	160,249	-	1,169,716
UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and option payments	209,415	12,266	-	221,681
Exploration costs
Geological and geochemical	374,841	-	-	374,841
Drilling	682,215	-	-	682,215
Travel and accommodation	18,003	-	-	18,003
Other	18,013	-	-	18,013
Administration fees (earned)	(76,483)		-	(76,483)
	1,226,004	12,266	-	1,238,270

NEVADA
Other Properties
Acquisition and option payments	291,643	46,518	(11,545)	326,616
Exploration costs
Geological and geochemical	154,832	12,076	-	166,908
Other	-	18,239	-	18,239
	446,475	76,833	(11,545)	511,763

Mineral Property Costs	$22,961,644	$1,168,802	$(768,685)	$23,361,761

Property Costs Written-off or Recovered
The composition of the write-off figures by property classification is as follows:
2006
Total costs written-off	$-
Aggregate cost recoveries and administration fees received	(768,685)
Gross write-offs and recoveries	$(768,685)
See accompanying notes to the consolidated financial statements

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is primarily involved in the acquisition and exploration of mineral property interests in Canada, in the United States and in the Democratic Republic of Congo. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $16 million at March 31, 2006. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

PROPOSED RE-ORGANIZATION

On November 21, 2005, the Company announced that it intended to complete a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring the Company is to continue to hold its Ontario properties and USA properties (subsequently superceded by the proposed disposition of the USA properties under the agreement with Carlin Gold Corp. and related plan of arrangement announced on February 9, 2006 - refer to note 6). One of the newly-created companies is to hold all of the Company’s Newfoundland properties. The other newly created company is to hold all of the Company’s investment in Africo Resources Ltd. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, regulatory and court approvals.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2005. References to the Company included herein are inclusive of the accounts of the parent company and its 60.4% owned subsidiary - Toquima Minerals Corporation. The investment in Africo Resources Ltd. is accounted for on the equity basis. All inter-company balances have been eliminated.

3.	RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2006, the Company paid or accrued legal fees to a law firm, of which a partner is a director of the Company, aggregating to $102,550 (2004 - $40,000). As at March 31, 2006, this law firm is owed $114,067 (2005 - $107,373). All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2006
(Stated in Canadian Dollars)

4.	INVESTMENTS

The Company owns common shares in public and private companies as follows:
	March 31, 2006		December 31, 2005
	Aggregate Cost	Market Value	Aggregate Cost	Market Value
	$	$	$	$
Public companies	112,362	146,545	361,978	351,416
Private company (a)	5,990,542	- *	6,184,433	- *
	6,102,904	146,545	6,546,411	351,416
* - The fair value of each outstanding common share of this private company is not readily determinable

Investment in Africo Resources Ltd. (“Africo”)

The Company has acquired a 38.8% interest in Africo (39.61% subsequent to period end), a British Columbia private company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.

Changes in the investment are summarized as follows:

	3 Months Ended March 31, 2006	Year ended December 31 2005
Balance, beginning of the period	$6,184,433	$2,363,369

Changes during the period:
Net participation in Africo equity financings	-	4,109,387
Purchase of shares	495,845	-
Equity interest in losses of Africo	(689,736)	(288,323)

Balance, end of the period	$5,990,542	$6,184,433

5.	EQUIPMENT

			March 31 2006	December 31 2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Furniture and fixtures	$52,570	$38,095	$14,475	$15,238
Computer equipment	109,985	76,209	33,776	34,307
Software	5,731	4,258	1,473	1,683
	$168,286	$118,562	$49,724	$51,228

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2006
(Stated in Canadian Dollars)

6.	PROPERTY INTERESTS

The following changes occurred in the Company’s principal property interests during the 3 months ended March 31, 2006.

Slate Bay Property, Ontario

On March 3, 2006, Kings Bay Gold Corp. terminated its option on the Slate Bay, Ontario property.

Lake Douglas Properties, Newfoundland

On January 18, 2006, the Company entered into an option agreement on the Lake Douglas West property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $50,000 over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

On January 18, 2006, the Company entered into an option agreement on the Lake Douglas East property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $470,000 over 5 years and share payments of 175,000 shares of the Company over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

Palmer Property, Alaska and Nevada Properties (Carlin Gold Plan of Arrangement)

On February 15, 2006 Toquima announced an agreement with Carlin Gold Corporation (“Carlin”), whereby Carlin will issue 6,772,226 common shares to Toquima’s shareholders on a pro-rata basis in respect to the acquisition of Toquima’s mineral property interests in Nevada. Concurrently, pursuant to a plan of arrangement, Toquima’s current shareholders will receive 5,540,913 special warrants exchangeable to acquire an equal number of common shares of a new company, Constantine Metal Resources Ltd. (“Constantine”), in the event of Constantine completing an Initial Public Offering (“IPO”) under certain specified conditions. Constantine will, prior to this transaction, acquire Toquima’s interest in the Alaskan Palmer property. At that time, the Company will own approximately 13% of Carlin and 26% of Constantine. Should the IPO not complete under the conditions specified, the special warrants will become exercisable to acquire common shares of Carlin and Constantine will become a subsidiary of Carlin through Carlin’s ownership of the common shares of Toquima. In this case, Rubicon will own approximately 20% of Carlin.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2006
(Stated in Canadian Dollars)

7.	SHARE CAPITAL

a)	Authorized share capital consists of an unlimited number of common shares without par value.

	3 Months Ended March 31, 2006		Year Ended December 31, 2005
	Number of Shares	$	Number of Shares	$
Balance, beginning of period	66,179,524	45,610,692	55,006,031	39,184,721
Private placements (1) and (2)	-	-	10,232,000	6,420,989
Mineral properties	55,000	66,881	159,000	151,520
Stock options exercised (3)	114,376	146,176	300,000	338,087
Warrants, and agents options exercised (4)	573,943	494,249	482,493	559,318
Flow-through renunciation (5)	-	(477,400)	-	(1,043,943)
Balance, end of period	66,922,843	45,840,598	66,179,524	45,610,692

1.	Nil (2005 full year - 1,000,000) shares were issued under flow-through share purchase agreements.
2.	Net of issue costs of nil (2005 full year - $979,811).
3.	Inclusive of the original $43,906 (2005 full year - $97,837) fair value of these options re-allocated from contributed surplus to share capital on exercise.
4.	Inclusive of the original $36,832 (2005 full year - nil) fair value of agents options and warrants re-allocated from contributed surplus to share capital on exercise.
5.
The Company renounced $1.4 million in flow through expenditures in March 2006 to investors with an effective date of December 31, 2005. Under Canadian GAAP, the Company is required to reduce share capital by an amount based on the temporary taxable differences created by the renunciation. The amount of $477,400 was based on a tax rate of 34.1% applied to the temporary difference of $1.4 million. See Note 3.

b)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options.

	3 Months Ended March 31, 2006		Year Ended December 31, 2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of period (1)	4,815,000	1.10	3,486,625	1.11
Granted	-	-	2,310,000	1.10
Exercised	(114,376)	0.89	(300,000)	0.79
Expired/Cancelled	-	-	(681,625)	1.29
Outstanding at end of period (1)	4,700,624	1.10	4,815,000	1.10

(1) At March 31, 2006, the weighted-average remaining contractual life of stock options outstanding is 2.79 years (December 31 2005 -3.0).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2006
(Stated in Canadian Dollars)

7.	SHARE CAPITAL (continued)

The following is a summary of changes in contributed surplus which consists entirely of stock based compensation transactions.

	3 Months Ended March 31,2006	Year Ended December 31, 2005
Balance at beginning of period	$2,623,780	$1,960,463
Stock-based compensation	88,358	683,671
Share issuance costs	-	77,483
Fair value of stock options allocated to shares issued on exercise	(80,738)	(97,837)
Balance at end of period	$2,631,400	$2,623,780

The fair value of employee options, agents options and agents warrants granted during the period has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	3 Months Ended March 31,2006	Year Ended December 31, 2005
Risk-free interest rate (%)	-	3.6%
Expected life (years)	-	4.6 years
Expected volatility (%)	-	40%
Expected dividend yield (%)	-	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

c) Summary of stock options outstanding:

March 31, 2006
Type of Issue	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
Stock Options	100,000	0.67	4.42
	150,000	0.74	4.45
	910,000	0.83	1.26
	225,000	0.84	1.30
	200,000	0.86	4.71
	11,250	0.99	1.23
	100,000	1.15	1.27
	200,000	1.16	1.19
	20,000	1.17	7.56
	1,750,000	1.18	3.34
	354,374	1.21	3.76
	680,000	1.48	2.83
Total Stock Options	4,700,624	1.10	2.79

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2006
(Stated in Canadian Dollars)

7.	SHARE CAPITAL (continued)

d) Summary of warrants outstanding:

March 31, 2006
Type of Issue		Number Outstanding	Weighted Average Price $	Weighted Average Life (years)
Warrants and Agent Options		298,634	1.40	0.77
	(1)	50,795	0.693	1.38
		4,332,837	0.85	1.38
Total Warrants and Agent Options		4,682,266	0.87	1.34

1)	Agent compensation options include options for 50,795 units exercisable for $0.693 consisting of 1 share and ½ share purchase warrant with an expiry of 1.38 years from the period end.

8.	COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

9.	COMMITMENTS

At March 31, 2005, the Company has $363,553 in remaining lease payments for the use of its Vancouver office to September, 2010.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

10.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period ended March 31, 2006, the Company issued 55,000 (2005 full year - 159,000) of its common shares at a value of $69,350 (2005 full year - $151,520) for mineral properties, and received common shares of other companies valued at $10,500 (2005 full year - $232,626) pursuant to the terms of property agreements. Included in accounts payable and accrued liabilities at March 31, 2006 is $311,499 (December 31, 2005 - $147,575) of mineral property costs.

11.	SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to March 31, 2006:

Private Placement

On April 12, 2006, the Company closed a brokered private placement, issuing 7,640,560 common shares at $1.48 per share for gross proceeds of $11,308,028. The underwriters were paid a cash commission of $678,481 (6% of gross proceeds).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2006
(Stated in Canadian Dollars)

11.	SUBSEQUENT EVENTS (continued)

Red Lake North Property

On April 18, 2006 the Company signed an option agreement with Solitaire Minerals Corporation “Solitaire” whereby Solitaire has the option to acquire a 55% interest in the Company’s Red Lake North Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $275,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company. The agreement is subject to regulatory approval.

Humlin Property

On April 18, 2006, the Company signed an option agreement with Solitaire Minerals Corporation, whereby Solitaire has the option to acquire a 55% interest in the Company’s Humlin Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $250,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the Company. The agreement is subject to regulatory approval.

Golden Promise Property

On May 01, 2006 the Company signed an option agreement with Crosshair Exploration and Mining Corporation (“Crosshair”) whereby Crosshair can earn a 60% interest in the Company’s Golden Promise project in Newfoundland by issuing 80,000 Crosshair common shares, incurring $4 million in exploration expenditures and by paying all underlying property payments, all over a 4 year period. The agreement is subject to regulatory approval.

RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

First Quarter Ended March 31, 2006

Amended July 6th, 2006, to reflect adjustment to loss on equity investment in Africo Resources Ltd.

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION - MD&A March 31, 2006

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated May 9, 2006 includes financial information from, and should be read in conjunction with, the amended interim consolidated financial statements for the 3 months ended March 31, 2006. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2005 and the MD&A for the year ended December 31, 2005. Please refer to the cautionary notices at the end of this MD&A especially in regard to forward looking statements. Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits. In addition, the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company also has a 60.4% investment in a subsidiary named Toquima Minerals Corporation (“Toquima”) that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company also has a 39.6% interest in Africo Resources Ltd., a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States. The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the American Stock Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS

Re-organization

On November 21, 2005, the Company announced a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring, the Company will continue to hold the Ontario properties and USA properties (subject to the Carlin Gold - Toquima agreement - see below under Toquima). One of the newly created companies will hold all of the Company’s Newfoundland properties. The other newly created company will hold all of the Company’s investment in Africo Resources Ltd. Management expects that the Africo shares will only be held temporarily in this company and will further be distributed to the shareholders of Rubicon as described in the following paragraph. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, regulatory and court approvals.

In March of 2006 the board of directors of Africo informed Rubicon that Africo intends to expeditiously carry out a public offering of its securities. In conjunction with this, Africo will undertake, on a best efforts basis, to raise sufficient funds to allow it to commence development of the Kalukundi deposit, pursuant to and contingent upon, completion of a bankable feasibility study. As part of the public offering process, Africo has agreed to assist Rubicon in the distribution of its Africo shareholdings to Rubicon’s shareholders. Upon completion of these transactions, Rubicon’s shareholders will hold their interest in Africo directly which Rubicon’s management feels will maximize the investment’s value.

Red Lake Exploration
McFinley Property

The 100% owned McFinley Property was on care and maintenance during the first quarter of 2006. The company is formulating plans for a summer exploration program to follow up on the discovery of the Carbonate Altered Zone

RUBICON MINERALS CORPORATION - MD&A March 31, 2006

(“CARZ”) made during the 2005 winter exploration program. Exploration plans include surface trenching and drilling to define the extent of the CARZ.

Other Red Lake properties

The Company spent $674,000 on exploration primarily partner funded on optioned properties.

DMC Property

Agnico-Eagle Mines Ltd. funded an 11 hole (3832m) drill program that commenced in February of 2006 on the DMC property. Agnico has fulfilled their first year commitment by spending in excess of $500,000 during the winter drill program.

Drilling identified gold mineralization in conjunction with biotite, fuchsite, arsenopyrite, pyrite alteration plus carbonate and quartz veining within host mafic/ultramafic rocks of the Balmer Assemblage indicative of a widespread gold bearing system. Intercepts include 2.41 g/t gold over 9.0 metres (including 5.27 g/t gold over 1 metre and 3.32 g/t gold over 3.5 metres), 3.41 g/t gold over 3.5 metres and 4.60 g/t gold over 1 metre. The dominant control on the mineralization and alteration appear to be associated with the intersection between northeast-trending and west-northwest-trending structures. Currently an ongoing program of data analysis (3D lithogeochemical and structural modeling) is taking place to formulate plans for a follow-up drill program in the winter of 2007.

Slate Bay Property

No work was conducted on the 100% owned Slate Bay Property in the first quarter of 2006.
Red Lake North Property

The company signed an option agreement on its Red Lake North Property on April 18, 2006 whereby Solitaire Minerals Corporation has the option to acquire a 55% interest in the property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $275,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company. Exploration programs are planned for late summer / early fall and will be drill focused.

Humlin Property

The company signed an option agreement on its Humlin Property on April 18, 2006 whereby Solitaire Minerals Corporation has the option to acquire a 55% interest in the property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $250,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company. Exploration programs will include summer surface exploration and a winter 2007 drill program.

Adams Lake Property

No work was conducted on the 100% owned Adams Lake Property in the first quarter of 2006.

West Red Lake Property

Redstar fulfilled it’s second year option agreement requirements on the West Red Lake Properties by making a $25,000 cash payment in total to Rubicon and to a third party and issuing 250,000 of its common shares to Rubicon in February 2006. Over the final two years of the option agreement (prior to February 28, 2008), Redstar must make additional cash payments totaling $150,000 and issue an additional $50,000 in common shares and complete $1.1 million in work expenditures by February 28, 2009 to earn a 51% interest in the property. Redstar can elect to earn an additional 9% by spending an additional $3 million. Redstar is currently operating the exploration programs on the properties. Ongoing exploration is currently taking place.

RUBICON MINERALS CORPORATION - MD&A March 31, 2006

Manitou Property

No work was conducted on the 100% owned Manitou Property in the first quarter of 2006.

English Royalty Division (“ERD”)

During 2003, the Company acquired rights to cash and share option payments and contractual interests in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English, in exchange for $500,000 and 250,000 of the Company’s shares. A yearly bonus is currently paid to Mr. English calculated using a sliding scale based on receipts, equaling 10% to 20% of cash option receipts and 7.5% to 15% of the value of share option receipts. The Company continues to engage Mr. English to acquire additional mineral properties of merit for optioning to third parties. In addition, the initial portfolio of mineral properties in the ERD included 14 mineral properties previously optioned to the Company which it now owns through the ERD. As a result, the Company has saved $247,000 in option payments to the end of Q1 2006.

Since inception of the ERD, the Company has spent approximately $1.63 million, in cash and shares, including the initial purchase price, on prospecting, acquisition and marketing of properties. Up to March 31, 2006 the Company had received approximately $1.18 million in cash and shares pursuant to ERD options leaving a net carrying cost of $420,000 after expensing $30,000 of costs. These totals exclude the previously mentioned $247,000 saved by Rubicon from cancelled option payments.

Since year-end, 9 new property agreements have been entered into.

Newfoundland Exploration

NEW PROPERTIES
Lake Douglas Property
During January 2006, the Company acquired the right to earn a 100% interest in the Lake Douglas property. The Company can earn a 100% interest in two property agreements (Lake Douglas West and Lake Douglas East) by making cash payments totaling to $520,000 and issuing 175,000 common shares, all over 5 years.

The Lake Douglas property was optioned following the discovery of moderate-sized (30 cm by 20 cm by 15 cm), angular, massive sulphide boulders (float) west of Lake Douglas. The angularity, nature and distribution of the float is interpreted by Rubicon to indicate that the float is locally derived. In total, two boulders of massive galena and sphalerite (samples LD-05-01 and 02) and one boulder of massive pyrite (sample LD-05-03) were collected. Assays include:

Sample No.	Zinc %	Lead %	Gold g/t	Silver g/t	Copper %
LD-05-01	19.60	15.70	1.57	157.5	0.49
LD-05-02	11.80	23.80	0.07	253.4	-
LD-05-03	0.43	0.04	1.11	42.5	0.25

Work completed on the property during the first quarter of 2006 comprised compilation of historic exploration data with no field activities having taken place. Exploration plans for 2006 are being finalized by the company.

CROSSHAIR OPTION (Golden Promise Property)
On May 1 2006 the Company signed an option agreement with Crosshair Exploration and Mining Corporation (“Crosshair”) whereby Crosshair can earn a 60% interest in the Company’s Golden Promise project by issuing 80,000 Crosshair common shares, incurring $4 million in exploration expenditures and by paying all underlying property payments, all over a 4 year period. This funding will significantly accelerate the exploration of this property.

RUBICON MINERALS CORPORATION - MD&A March 31, 2006

EXPLORATION

JBP Linear Property (H-Pond Project- Glenwood-Botwood Gold Trend)

During the quarter, the Company collected 959 soil samples in the area of the new high grade float discovery located approximately 2.7 kilometres north-northeast of the H-Pond prospect. Assays for the soil samples are pending. Exploration plans are to locate the bedrock source of the high grade float with follow-up trenching in 2006. Rubicon controls approximately 35 kilometres of strike potential along H-Pond system and plans further trenching and drilling on the property in 2006.

Linear Property (Glenwood-Botwood Gold Trend)

The Company completed a due diligence exploration program on the property which consisted of grid re-establishment and positioning, collecting 159 soil samples, re-logging of all historic diamond drill core. The work was designed to assist in defining and confirming historical exploration work on the property. The company has negotiated an option agreement with the vendors delaying payments until August 2006, based on the anticipated “spin-off” of the Newfoundland assets into a new company.

West Cleary Property (Base Metals Group)

During the quarter the Company completed two diamond drill holes targeting IP chargeability anomalies. The first hole encountered only minor mineralization. The second hole intersected a veined zone with a semi-massive to massive section of sulphides. Assays up to 6.21 % Zn, 1.02% Cu, 1.42% Pb and 12.2 ppm Ag over 0.22 m (32.68 to 32.90 m) were obtained from the second hole. The company has earned a 51% interest in the property and the property is now subject to a joint venture agreement with Falconbridge Ltd.

Huxter Lane Property (Glenwood-Botwood Gold Trend - 55-70% optioned to Meridian Gold Corp.)

Proposed work for 2006 includes a high-resolution airborne magnetic/electromagnetic survey over the property and a minimum 1000 meter diamond drill program targeting the Mosquito Hill mineralization. The work will be funded by option partner, Meridian Gold.

New World Gold Trend

The Company plans to complete a ~770 line kilometre combined magnetic and electromagnetic airborne geophysical survey over the property early in the second quarter of 2006. The survey will cover the New World Trend and Dunnage-Coaker Corridor Trend of gold mineralization located by previous prospecting. It is hoped that the airborne survey will help define the stratigraphic and structural setting of gold mineralization at New World and help with drill target selection. An 800 metre program of diamond drilling is planned for the New World Property in the 3rd quarter of 2006. No work was conducted on the property during the first quarter of 2006.

The Company has built an extensive portfolio of gold and base metal mineral properties in Newfoundland, and is actively seeking exploration partners to advance the projects to a discovery.

Investments

Africo Resources Ltd.

At March 31, 2006, the Company held a 38.8% interest in Africo Resources Ltd. (“Africo”), a private B.C. company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo (the Kalukundi deposit). The Company accounts for this investment on an equity basis.

RUBICON MINERALS CORPORATION - MD&A March 31, 2006

Amendments due to change in estimate of losses of Africo

In accordance with the equity method, the Company records its proportionate share of the losses of Africo Resources.  In previously filed statements, the Company had used unaudited, management prepared, draft financial statements of Africo to estimate the Company’s share of Africo’s losses.  Africo recently completed audits of its 2004 and 2005 years and a review of its first quarter in 2006.  As a result, Rubicon’s cumulative equity interest in the losses of Africo to March 31, 2006 increased by CAD$431,000.  Significant items, that had not been included in previous Africo statements, included charges for stock based compensation and a write-off of mineral properties (not Kalukundi).

Other activity in the quarter

During the quarter, Rubicon made a further share purchase for $496 thousand to bring its ownership in Africo to 7.6 million shares or 38.8%. An additional 150,000 shares were purchased in April 2006 to bring the investment to 7.75 million shares or 39.6% with an average investment cost per share of $0.95.

In February, 2006, the Company received a new 43-101 compliant mineral resource statement from Africo Resources Ltd. prepared by RSG Global Ltd. of Perth, Australia, for the Kalukundi deposit. The new estimate, which updates the previously released Inferred Resource, is based on incorporation of 61 additional drill holes which comprise part of the ongoing feasibility study.

Highlights of report

Measured & Indicated category: 12.15 million tonnes grading 2.45% copper and 0.61% cobalt between surface and 200 metres below surface. Of these combined categories, 79.4% of the resources are classified as Measured Resources.

Inferred Category: 15.02 million tonnes grading 2.63% copper and 0.58% cobalt between surface and 200 metres below surface.

Independent consultant, RSG Global, indicates there is exploration potential for approximately 16 million tonnes of additional resources by carrying out further drilling below 200 metres.

In addition to the reported resources, there exists a number of other areas of surface oxide mineralization on the property, not yet evaluated. These are considered to be high priority drill targets by Africo and are thought to hold potential for additional resources. Thus, Africo is planning to undertake additional drilling to further assess the resource base below 200 metres.

The resource statement contained herein was prepared by Dr. Julian Verbeek MAusIMM, Principal Consultant for RSG Global of Perth, Australia, in accordance with National Instrument 43-101. Rubicon Minerals' qualified person, as defined by National Instrument 43-101, is David Adamson, PhD, President and CEO of Rubicon Minerals Corporation. See the news release dated February 8, 2006, filed on Sedar and our web-site for additional information on this report.

The resource reported above forms part of an ongoing feasibility study on the Kalukundi deposit which is required to be delivered to the government of the DRC on or before May 18, 2006.

Toquima Minerals Corporation (60.4% owned subsidiary)

Plan of Arrangement

On February 16, 2006, Toquima announced agreement to a plan of arrangement whereby all of the Company’s shares of Toquima Minerals Inc. will be acquired by Carlin Gold Corp. (“Carlin”). Consideration to Rubicon will consist of 4.3 million shares of Carlin (approximately 13% of outstanding Carlin shares after the arrangement) and 3.5 million shares (26%) of Constantine Metal Resources Ltd. “Constantine” that will own Toquima’s Palmer,

RUBICON MINERALS CORPORATION - MD&A March 31, 2006

Alaska project. Should Constantine be unable to complete an initial public offering, Rubicon will receive 3.5 million more Carlin shares (7%) of Carlin, instead of the Constantine shares and the Palmer property will remain a property of Carlin through its subsidiaries. The plan of arrangement is subject to court and regulatory approval.

Toquima Share for Debt

Toquima’s debt to Rubicon Minerals Corporation will be extinguished in exchange for 1,903,977 common shares at a deemed price of Cdn$0.35 per share for a total value of Cdn$666,392. It has also settled a portion of the debt to the president of Toquima, by issuing 129,163 common shares at a deemed price of Cdn$0.35 per share for a total value of Cdn$45,207.

Toquima’s directors resolved to issue a total of 335,000 common shares at a deemed price of Cdn$0.35 per share, in respect to accrued obligations contained in four Nevada property agreements

Palmer Property, Alaska

No exploration was carried out on the Palmer property in the first quarter but upon successful completion of the plan of arrangement, and IPO of Constantine, further exploration and drilling is planned for the summer and fall of 2006.

Nevada properties

Pine Grove Property, Lyon County, Nevada

Toquima’s joint venture partner Romarco Minerals Inc completed a 4 hole, 5,425 foot Phase 1 drill program in early 2006, to test two vein targets on the east side of the property. Early assay results from PG-32 include the following:

10 feet (965-975) @ 5.025 g/t Au
360 feet (1080-1440ft) @ 0.959 g/t Au

Romarco is awaiting final results for all holes. Phase II drilling is currently scheduled for the third quarter of 2006 and will follow up on Phase I drill results and test the area in and around the Rockland Mine.

LHS Property, Pershing County, Nevada

Newmont returned the LHS property in February 2006, thereby terminating the joint venture. Toquima is currently evaluating its options as to how to proceed at LHS.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com .

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com

OPERATING RESULTS

3 Months Ended March 31, 2006 compared to the 3 Months Ended March 31, 2005

For the 3 months ended March 31, 2006, the Company incurred a net loss of $738 thousand ($0.011 per share) compared to a net loss of $299 thousand ($0.005 per share) incurred in the 3 months ended March 31, 2005, an increase in net loss of $7 thousand.

RUBICON MINERALS CORPORATION - MD&A March 31, 2006

Significant items making up this increase were as follows:

•	Consulting costs were lower by $13,000 due to a compensation review done in the prior year.
•
Professional fees increased by $51,000 due to higher legal fees due to work on new corporate governance rules, revisions to the shareholder rights plan and general tax planning advice. Audit costs were higher due to a catch up in audit fees that were under accrued in the prior year and the commensurate additional increase in the current quarter’s audit accrual.

•	Salary expense was higher by $22,000 due to increased salaries and a hiring fee for junior staff.
•	Stock based compensation was down by $895,000 as no stock options were granted in the current quarter.
•	Re-organization costs represent the costs associated with the planned split up of the Company as discussed below under re-organization.
•	Transfer agents and filing fees were down by $46,000 due to prior years transfer agent costs associated with the January 2005 financing and deferral in the current year of part of AMEX annual fee.
•	No mineral property amounts were written off in the current quarter whereas $36,000 was written off in the prior year.
•	Debt settlement gain in the current quarter represents accounting fees forgiven Toquima in relation to its failed IPO of the prior year.
•
Loss on equity investment was higher by $665,000 due mostly to adjustments to the Company’s proportion of cumulative losses of Africo Resources Ltd. as discussed above under Investments - Africo Resources Ltd.

•	Future income tax recovery decreased by $567,000 due to the smaller amount renounced to investors in the current year.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2006 First	2005 Fourth	2005 Third	2005 Second	2005 First	2004 Fourth	2004 Third	2004 Second
	$	$	$	$	$	$	$	$
Interest and miscellaneous income	19,567	26,202	6,637	14,977	34,416	32,033	27,484	41,140
Gain (loss) on sale of investments	99,589	(20,592)	(19,077)	-	116,434	14,747	682,161	(2,139)
Net loss	739,950	1,637,596	647,715	657,611	299,464	2,043,399	377,943	675,878
Basic and fully diluted net loss per share	0.011	0.03	0.01	0.01	0.005	0.03	0.01	0.01

The major factors that caused significant variations in net loss were the recording of stock-based compensation when stocks options were granted, the write-down of properties based on a periodic review of such properties, gains on sales of investments and tax recoveries recorded on the renunciation of exploration expenditures to flow-through shareholders. None of these factors have identifiable trends.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

The Company had working capital of $2.9 million as at March 31, 2006 compared to $3.24 million as at December 31, 2005.

During the first quarter, the Company issued 573,946 common shares from the exercise of warrants and agents options for cash proceeds of $457,416 and issued 114,376 common shares from the exercise of options for cash proceeds of $102,270 for total net cash proceeds of $559,686 ($2.2 million - Q1 - 2005 which included a $1.4 million financing).

Other sources of funds included recovery of exploration costs from optionees of the Company’s properties and option payments - $768,000 in the first quarter and the sale of junior mining stocks that the Company had received as option payments for proceeds of $363,000.

Cash outflows in the comparative period of the prior year were significantly higher ($2.2 million) due to $2.2 million spent in the prior year on a drill program on the McFinley property, $1 million on other exploration

RUBICON MINERALS CORPORATION - MD&A March 31, 2006

programs and $1.1 million invested in Africo Resources Ltd. shares. This was partially offset by a flow-through financing in January of 2005 for $1.4 million.

On April 12, 2006, the Company closed a brokered private placement for 7,640,560 common shares at $1.48 per share for net proceeds of $10.6 million net of a 6% commission to the underwriters. Proceeds of the financing will be used to fund ongoing exploration on the Company’s Red Lake properties, costs associated with the plan of arrangement and general working capital. The Company has sufficient funds to meet its working capital requirements and other requirements for the next 12 to 24 months.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 9 of the interim consolidated financial statements of the Company.

TRANSACTIONS WITH RELATED PARTIES

David Reid is a director of the Company and a partner at the law firm Davis & Company. For the three months ended March 31, 2006, the company recorded or accrued legal fees to Davis and Company amounting to $125,000.

Africo Resources Ltd. is an investment of the Company accounted for as an equity investment. At March 31, 2006, the Company is owed $30,000 by Africo for reimbursable administrative expenditures made on Africo’s behalf. See note 3, “Related Party Transactions”, in the interim consolidated financial statements for additional information on related party transactions with the Company for the first quarter.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in Note 2 of the interim consolidated financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Under US GAAP, all exploration costs are expensed.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of stock options is

RUBICON MINERALS CORPORATION - MD&A March 31, 2006

calculated and expensed or recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Section 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 - Financial Instruments - Recognition and Measurement.

The expected effect of this new accounting policy on the Company’s financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company’s business.

Equity, CICA Handbook Section 3251

Section 3251 replaces Section 3250 - Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3151 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 - Financial Instruments - Recognition and Measurement, Section 3865 - Hedges and Section 1530 - Comprehensive Income.

The expected effect of this new accounting policy on the Company’s financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company’s business.

Flow-through share renunciations, CICA Emerging Issues Committee - 146

In March of 2004, the CICA Emerging Issues Committee issued its recommendation for accounting treatment of the renunciation of flow-through shares. The recommendations were to take immediate effect and the Company adopted them at that time.

RUBICON MINERALS CORPORATION - MD&A March 31, 2006

The consensus reached was that a future income tax liability should be recognized upon the renunciation of flow-through shares and shareholder equity should be reduced. In the case where a company has written-down future tax assets arising from loss carryforwards or deductible temporary differences, then those write-downs should be reversed in the amount of the future tax liability arising from the renunciation. The credit side of the entry is recorded on the income statement.

Pursuant to this new policy, the Company recorded a $477,400 (2005 - $1 million) future income tax recovery upon renouncing exploration expenditures in March of 2006.

OUTSTANDING SHARE DATA

As at May 9, 2006, the Company had the following common shares, stock options, warrants and agent warrants outstanding:

Common shares	67,112,219
Stock options	4,651,248
Warrants	4,491,471
Agent's options for units (1)	50,795
Warrants embedded in agent’s options (1)	25,398
Fully diluted shares outstanding	76,331,131
(1) Agents options include 1 common share and 1/2 share purchase warrant

CAUTIONARY NOTICES

The Company’s MD&A contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements in this document include statements regarding: the Company’s proposed reorganization; the proposed transactions involving Africo; the proposed transactions involving Toquima; the Company’s expectations regarding drilling and exploration activities on properties in which the Company has an interest; the Company’s statements regarding estimates of resources on properties in which the Company has an interest; the Company’s expectations regarding the amount and adequacy of its cash reserves in future periods; and the Company’s expectations regarding the amount of expenses in future periods . There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from the Company’s expectations include among others, risks related to fluctuations in mineral prices; uncertainties related to raising sufficient financing to fund planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the estimation of resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Company’s operations; and other risks and uncertainties discussed under the heading “Risk Factors” and elsewhere in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian, United States and other securities regulators. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company

RUBICON MINERALS CORPORATION - MD&A March 31, 2006

undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

This MD&A uses the terms “inferred resources”, “indicated resources”, “measured resources”, and “mineral resources”. The Company advises readers that although these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 “Standards of Disclosure for Mineral Projects”), the US Securities and Exchange Commission does not recognize these terms. Readers are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that any part of an Indicated or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under National Instrument 43-101. Readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.